1 São Paulo, May 6th 2026 Itaú Unibanco Holding S.A.

2 Highlights Note: As from the first quarter of 2026, the income statement considered the managerial reclassifications announced at the closing of the fourth quarter of 2025, in addition to the consolidation of Avenue’s results due to the acquisition of control of the company. (1) Excluding the effect of the early dividend distribution that occurred at the end of 2025, the recurring managerial result would have been R$12.7 billion. (2) Considering the Common Equity Tier I (CET I) at 11.5%, in 1Q26 the consolidated recurring managerial return would have been 25.8% in the consolidated and 27.6% in Brazil. 1Q26 0.3% vs 4Q25 10.4% vs 1Q25 R$12.3 billion Recurring managerial result¹ 1Q26 0.4 p.p. vs 4Q25 2.3 p.p. vs 1Q25 Recurring managerial ROE² 24.8%CONSOLIDATED 0.4 p.p. vs 4Q25 2.8 p.p. vs 1Q25 BRAZIL Mar-26 Credit portfolio (ex- fx variation) R$1,483 billion 4,5 % vs dez/25Ex-variação cambial Mar-26 > 90 days NPL Mar-26 15 - 90 days NPL mar-26 0,3 p.p. vs dez-25 0,6 p.p. vs mar-25 Capital principal (CET I) 12,0%0.1 p.p. vs Dec-25 0.1 p.p. vs Mar-25 1.7% Stable vs Dec-25 Stable vs Mar-25 1.9% Estável vs dez-25 0,1 p.p. vs mar-25 2,1%BRASIL 26.4% EM ATUALIZAÇÃO 1Q26 Non-interest expenses 5.0% vs 4Q25 4.8% vs 1Q25 R$16.2 billion 1.2% vs Dec-25 9.0% vs Mar-25

3 Mar-26 x Dec-25 Mar-26 x Mar-25 1Q26 x 4Q25 1T26 x 1T25 In R$ billion Private sector Target clients 0.0% SMEs Government facilities 9.9% 19.1% Payroll loans Credit cards R$ 32 bilhões Originação últimos 12 meses Maior banco privado em Crédito Imobiliário 51% market share entre os privados² 63.0% Uniclass + Personnalité 0.5% 20.2% 2.2% Average balance Individuals 6,8% 4.6%SMEs 2,7% Credit portfolio EM ATUALIZAÇÃO EM ATUALIZAÇÃO 1.6%Corporate 6,8% 3.6%Latin America 4,5% 4.0% 52.2% Itaú Unibanco Sistema ex- Itaú Unibanco NPL 90 dias – mar/26 5,1% Cartão de crédito 10,2% Produtor Rural: ~ 30% da carteira Agro + 80% da carteira com garantia forte  tri +0,1 p.p. +0,1 p.p. Agronegócio Mar-26 Dec-25  Mar-25  Individuals 479.5 474.3 1.1% 448.8 6.8% Credit card loans 150.2 153.5 -2.1% 138.9 8.2% Personal loans 68.6 67.4 1.8% 67.3 1.8% Payroll loans 78.6 75.3 4.4% 74.1 6.1% Auto loans 35.7 36.3 -1.7% 36.8 -3.2% Mortgage 146.4 141.7 3.3% 131.6 11.2% Very small, small and middle market loans 302.8 303.1 -0.1% 273.2 10.9% Corporate loans 454.8 455.9 -0.2% 425.3 6.9% Total Brazil 1,237.1 1,233.2 0.3% 1,147.3 7.8% Latin America 245.6 257.6 -4.7% 235.8 4.2% Total¹ 1,482.7 1,490.8 -0.5% 1,383.1 7.2% Total (ex-fx variation) 1,482.7 1,465.3 1.2% 1,360.2 9.0% Very small, small and middle market loans 302.8 299.3 1.2% 266.1 13.8% Corporate loans 454.8 451.6 0.7% 418.0 8.8% Latin America 245.6 240.2 2.2% 226.9 8.2% (1) Includes private securities and financial guarantees provided. Mar-26 x Dec-25 Mar-26 x Mar-25 Mar-26 x Dec-25 Mar-26 x Mar-25

4 9.2% 9.4% 9.2% 9.1% 9.1% 6.2% 6.4% 6.3% 6.2% 6.1% 6.2% 1Q25 2Q25 3Q25 4Q25 1Q26 In R$ billion Margin with clients Risk-adjusted margin with clients R$0.1 bn (+0.3%) Financial margin with clients Annualized average margin Consolidated Annualized average margin Brazil (1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and structured wholesale operations. R$0.4 bn (+1.1%) ¹ ¹2 3 R$0.2 bn (-0.7%) 31.7 27.7  27.8 32.1 31.5 -4.0 -0.1 -0.6 -0.1 -0.6 0.4 0.5 4.2 4Q25 Working capital and others 4Q25 Spread-sensitive operations 4Q25 Average Volume Product Mix Spreads and liabilities' margin Calendar and working days Latin America and others Spread-sensitive operations 1Q26 Working capital and others 1Q26 (ex-earlier dividend payment) 1Q26 (ex-earlier dividend payment) Earlier dividend payment 1Q26 10.1% 10.3% 10.1% 10.0% 10.0% 6.7% 7.0% 6.8% 6.8% 6.6% 6.7% 1Q25 2Q25 3Q25 4Q25 1Q26 Risk-adjusted margin with clients (ex-early dividend distribution)

5 Financial margin with the market Brazil Latin America Capital index hedge in R$ billion 0.2 0.2 0.3 0.2 0.2 1.2 1.3 1.3 1.1 1.3 0.9 0.9 0.9 0.6 0.8 -0.5 -0.6 -0.7 -0.7 -0.7 1Q25 2Q25 3Q25 4Q25 1Q26

6 (1) Includes fund management fees and “consórcio” management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims. Seguros6 2025 x 2024 13,1%Prêmios ganhos 20,4%Resultado recorrente Adquirência 1T26 x 4T25 1T26 x 1T25 26,0%5,9%R$ 283 bilhões Volume transacionado Administração de recursos mar/25 x mar/24 Xx,x%R$ xxx bilhões Captação líquida em 2025 R$ x,x trilhões Ativos sob Gestão e Administração4 Xx,x% 27% de market share Líder5 em originação e distribuição de renda fixa em 2M26 R$ 16 bi Volume originado Commissions, fees and result from insurance EM ATUALIZAÇÃO EM ATUALIZAÇÃO 1Q26 4Q25  1Q25  Card issuance 3.3 3.5 -6.3% 3.2 1.5% Current account for individuals 0.5 0.6 -5.1% 0.7 -21.5% Credit operations and guarantees issued 0.6 0.6 5.5% 0.6 5.4% Payments and collections 2.0 2.2 -9.2% 2.1 -7.0% Asset management¹ 1.9 2.1 -8.3% 1.7 15.1% Advisory services and brokerage 1.3 1.5 -13.5% 1.1 18.9% Other Brazil 0.5 0.5 -9.4% 0.5 -1.8% Latin America 0.9 1.0 -1.2% 0.9 3.1% Commissions and fees 11.0 11.8 -7.1% 10.7 2.4% Insurance, pension plans and premium bonds² 3.0 3.0 0.0% 2.6 17.2% Commissions and insurance 14.0 14.9 -5.7% 13.3 5.3% in R$ billion

7 2.8% 3.1% 3.0% 3.0% 2.7% 3.0% 1.2% 1.2% 1.2% 1.3% 1.3% 1.4% 0.02% 0.09% 0.05% 1.05% 0.03% 0.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 2.0% 1.9% 1.9% 1.9% 1.9% 1.9% 2.1% 2.0% 2.0% 2.0% 2.0% 2.1% 1.3% 1.4% 1.4% 1.3% 1.2% 1.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 1.6% 1.8% 1.7% 2.0% 1.6% 1.7% 1.5% 1.7% 1.6% 1.9% 1.5% 1.7% 2.3% 2.2% 2.3% 2.2% 2.1% 2.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 3.8% 3.6% 3.6% 3.6% 3.6% 3.6% 1.7% 1.6% 1.6% 1.7% 1.8% 1.9% 0.1% 0.1% 0.1% 0.1% 0.1% 0.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 15 - 90 days NPL - % Consolidated 90 days NPL- % Brazil Consolidated Brazil (1) No primeiro trimestre de 2026, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de março/26 e em atraso acima de 90 dias no valor de R$ x,x bilhões. Credit quality Brazil Total Latin America Individuals Very small, small and middle market companies Corporate Note: In the first quarter of 2026, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of March-26 and overdue over 90 days worth R$32 million, without impact in credit ratios.

Credit Quality

Individuals | indebtedness[1] ex-mortgage


Target
123
105
100
Dec-19
Jan-26
Total
123
106
100
Dec-19
Jan-26
Market (ex-mortgage)
Itaú (ex-mortgage)

Individuals | Over 90 days NPL


(Δ vs Dec-19)
Personal loans²
5.1%
21%
9.3%
18%
Credit card
5.1%
8%
10.2%
56%
Auto loans
3.5%
17%
6.2%
82%
Private payroll loans
4.2%
7.1%
Itaú
Market ex-Itaú

Individuals' credit portfolio with collaterals: 56%

(1) Indebtedness: total amount of debt with the National Financial System (SFN) / families' accumulated income over the last 12 months. Considering a base of 100 in Dec-19, in Jan-26 total market indebtedness including mortgage was 120, while Itaú total was 112. Considering a base of 100 in Dec-19, in Jan-26 Itaú, considering target clients including mortgage was 108. Source: Brazilian Central Bank. (2) non-payroll personal loan.

SMEs | Collateralized portfolio


Total
36%
55%
Dec-19
Mar-26
Very small and Small
37%
70%
Dec-19
Mar-26

Agribusiness | Mar-26

Farmers	Farmers' credit portfolio with collaterals[3]	Market share	Agribusiness chapter 11[4] mkt share
31%	78%	~20%	4%

Corporate


Portfolio | Base 100
100
199
Dec-19
Mar-26
Concentration⁵
20%
15%
Dec-19
Mar-26
% Investment Grade⁶
69%
79%
Dec-19
Mar-26

(3) Land lien. (4) The Brazilian equivalent to chapter 11; (5) 10 largest credit risk exposures (including credit, securities and financial guarantees) over total portfolio. (6) internal criteria.

8

9 22.9% 23.7% 24.1% 23.9% 23.3% 22.9% 24.5% 26.1% 26.5% 26.5% 26.3% 26.2% 16.9% 16.6% 16.7% 14.5% 14.4% 14.6% 23.9% 22.9% 23.6% 24.2% 22.5% 20.8% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 55.0% 56.1% 55.8% 55.9% 54.7% 53.6% 59.8% 61.4% 59.2% 59.6% 59.7% 59.3% 42.4% 43.1% 43.4% 40.2% 39.4% 39.7% 55.3% 55.9% 57.1% 57.8% 55.4% 52.2% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Stage 2 portfolio (1) No quarto trimestre de 2024, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de dezembro/24 no valor de R$ 70 milhões do segmento de grandes empresas. +0,02 p.p. Stage 3 portfolio Stage 3 coverageStage 2 coverage Credit quality – Resolution 4,966 ratios 4.1% 4.3% 4.2% 4.1% 4.0% 4.2% 7.7% 8.0% 7.8% 7.6% 7.4% 7.5% 4.6% 4.6% 4.6% 4.4% 4.1% 4.0% 1.7% 1.8% 1.8% 1.9% 1.9% 2.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 4.4% 4.4% 4.3% 4.2% 3.9% 4.0% 6.0% 5.8% 5.9% 5.8% 5.8% 5.7% 4.2% 4.3% 4.2% 4.0% 3.8% 3.7%3.5% 3.5% 3.3% 3.3% 2.7% 3.1% Dec-24 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 Individuals Total Latin America Companies

10 Quality and cost of credit 40.1 38.8 38.4 35.1 34.8 23.7 22.6 22.0 18.3 18.0 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 2.7% 2.7% 2.7% 2.7% 2.7% 3.2% 3.1% 3.0% 2.6% 2.6% Annualized cost of credit / Loan portfolio² - (%) Cost of credit¹ (in R$ billion) Renegotiated portfolio (Credit and securities) (in R$ billion) Renegotiated portfolio/ Total portfolio³ - (%) 9.5 9.4 9.4 9.7 10.0 1Q25 2Q25 3Q25 4Q25 1Q26 Renegotiated Restructured (1) Expected loss expenses + recovery of loans + discounts granted. (2) cost of credit over the average portfolio, that includes FIDC, exposures to financial institutions and the operations by our agribusiness trading company. (3) Loan portfolio balance ex- financial guarantees provided.

11 39.6% 37.0% 38.0% 38.8% 38.3% 37.1% 37.4% 35.1% 36.3% 37.1% 36.4% 34.9% 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 Consolidated Brazil Efficiency ratio (%) Non-interest expenses 1Q26 4Q25  1Q25  Commercial and administrative (personnel) (6.5) (6.7) -3.4% (6.0) 7.2% Transactional (personnel, operations and services) (3.9) (4.2) -7.1% (4.0) -1.0% Technology (personnel and infrastructure) (3.1) (3.2) -2.5% (2.8) 8.9% Other (0.5) (0.7) -31.0% (0.5) 10.2% Total - Brazil (14.0) (14.8) -5.6% (13.3) 5.2% Latin America (2.2) (2.2) -1.0% (2.2) 1.9% Non-interest expenses (16.2) (17.0) -5.0% (15.5) 4.8% In R$ billion

12 (1) Includes Prudential and equity adjustments. Capital Dec-25 Tier I capital Net income Mar-26 Tier I capital + 0.8% Phase in of operational risk and resolution 229 - 0.3% 1.4% 12.0% Risk weighted assets1 - 0.5% 13.4% Dividends and interest on own capital and shares buyback - 0.4% 12.3% 1.5% 13.8% Common Equity Tier I (CET I) Additional Tier I (AT1)

13 Annual reports Integrated Annual Report ESG Report Strategic overview of value creation and business, as well as climate-related topics and capital performance Overview of environmental, social and Governance topics, focusing on management practices and business GRI summary, SASB, SDG, PRB and PRSAC. ESG indicators spreadsheet with historical data

14 São Paulo, May 6th 2026 Itaú Unibanco Holding S.A.

15 Additional information

16 2026 Guidance Guidance for the year remains unchanged 2026 Guidance Total credit portfolio¹ Credit portfolio - Brazil Financial margin with clients Cost of credit² Financial margin with the market Commissions and fees and results from insurance operations³ Non-interest expenses Effective tax rate Growth between 5.5% and 9.5% Growth between 6.5% and 10.5% Between 29.5% and 32.5% Growth between 1.5% and 5.5% Growth between 5.0% and 9.0% Between R$38.5 bn and R$43.5 bn Between R$2.5 bn and R$5.5 bn Growth between 5.0% and 9.0% (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (+) expenses for claims

Results

In R$ million	1Q26	4Q25	Δ	1Q25	Δ
Operating Revenues	**46,822**	**47,617**	**-1.7%**	**44,793**	**4.5%**
Managerial Financial Margin	32,326	32,314	0.0%	31,081	4.0%
Financial Margin with Clients	31,506	31,717	-0.7%	30,158	4.5%
Financial Margin with the Market	820	597	37.4%	923	-11.2%
Commissions and Fees	10,993	11,836	-7.1%	10,736	2.4%
Revenues from Insurance [1]	3,504	3,468	1.0%	2,976	17.7%
Cost of Credit	**(9,952)**	**(9,710)**	**2.5%**	**(9,524)**	**4.5%**
Expected Loss Expenses	(10,241)	(10,031)	2.1%	(9,494)	7.9%
Discounts Granted	(949)	(1,195)	-20.6%	(1,262)	-24.8%
Recovery of Loans Written Off as Losses	1,238	1,516	-18.3%	1,233	0.4%
Retained Claims	**(470)**	**(435)**	**8.2%**	**(389)**	**20.9%**
Other Operating Expenses	**(18,875)**	**(19,686)**	**-4.1%**	**(18,152)**	**4.0%**
Non-interest Expenses	(16,188)	(17,045)	-5.0%	(15,450)	4.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,687)	(2,642)	1.7%	(2,701)	-0.5%
Income before Tax and Minority Interests	**17,525**	**17,786**	**-1.5%**	**16,729**	**4.8%**
Income Tax and Social Contribution	**(4,939)**	**(5,055)**	**-2.3%**	**(5,280)**	**-6.5%**
Minority Interests in Subsidiaries	**(305)**	**(414)**	**-26.5%**	**(321)**	**-5.1%**
Recurring Managerial Result	**12,282**	**12,317**	**-0.3%**	**11,128**	**10.4%**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims.

17

Business model

In R$ billion

1Q26

	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	**46.8**	**26.6**	**1.0**	**18.8**	**0.4**
Managerial financial margin	32.3	22.4	1.0	8.5	0.4
Commissions and fees	11.0	4.2	-	6.8	-
Revenues from insurance [1]	3.5	-	-	3.5	-
Cost of credit	**(10.0)**	**(10.0)**	**-**	**-**	**-**
Retained claims	**(0.5)**	**-**	**-**	**(0.5)**	**-**
Non-interest expenses and other [2]	**(19.2)**	**(10.1)**	**(0.2)**	**(8.8)**	**(0.0)**
Recurring managerial result	**12.3**	**4.8**	**0.5**	**6.6**	**0.3**
Average regulatory capital	**198.2**	**126.8**	**8.8**	**51.3**	**11.3**
Value creation	**5.4**	**0.6**	**0.2**	**4.7**	**(0.1)**
Recurring managerial ROE	**24.8%**	**15.3%**	**23.5%**	**51.7%**	**10.4%**

1Q25

	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	**44.8**	**24.8**	**0.8**	**18.6**	**0.5**
Managerial financial margin	31.1	20.8	0.8	9.0	0.5
Commissions and fees	10.7	4.1	-	6.7	-
Revenues from insurance [1]	3.0	-	-	3.0	-
Cost of credit	**(9.5)**	**(9.5)**	**-**	**-**	**-**
Retained claims	**(0.4)**	**-**	**-**	**(0.4)**	**-**
Non-interest expenses and other [2]	**(18.5)**	**(9.8)**	**(0.2)**	**(8.4)**	**(0.0)**
Recurring managerial result	**11.1**	**3.9**	**0.3**	**6.4**	**0.5**
Average regulatory capital	**196.8**	**120.3**	**4.9**	**51.5**	**20.1**
Value creation	**4.3**	**(0.2)**	**0.2**	**4.6**	**(0.2)**
Recurring managerial ROE	**22.5%**	**13.1%**	**27.8%**	**49.6%**	**9.1%**

Δ (1Q26 x 1Q25)

	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	**2.0**	**1.8**	**0.2**	**0.2**	**(0.2)**
Managerial financial margin	1.2	1.6	0.2	(0.5)	(0.2)
Commissions and fees	0.3	0.1	-	0.1	-
Revenues from insurance [1]	0.5	-	-	0.5	-
Cost of credit	**(0.4)**	**(0.4)**	**-**	**-**	**-**
Retained claims	**(0.1)**	**-**	**-**	**(0.1)**	**-**
Non-interest expenses and other [2]	**(0.7)**	**(0.4)**	**(0.0)**	**(0.4)**	**0.0**
Recurring managerial result	**1.2**	**0.9**	**0.2**	**0.2**	**(0.2)**
Average regulatory capital	**1.3**	**6.4**	**3.9**	**(0.2)**	**(8.8)**
Value creation	**1.1**	**0.8**	**0.0**	**0.1**	**0.1**
Recurring managerial ROE	**2.3 p.p.**	**2.2 p.p.**	**-4.3 p.p.**	**2.1 p.p.**	**1.3 p.p.**

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims. (2) Include Tax Expenses (ISS, PIS, COFINS and other) and Minority Interests in Subsidiaries.

18

19 São Paulo, May 6th 2026 Itaú Unibanco Holding S.A.